CPM HOLDINGS, INC.
2975 Airline Circle
Waterloo, IA 50703
April 26, 2011
VIA FACSIMILE AND EDGAR
Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	CPM Holdings, Inc. Registration Statement on Form S-4 Filed February 11, 2011 File No. 333-172207
Dear Ms. Ravitz:
     This supplemental letter is being delivered by CPM Holdings, Inc. (the “Issuer”) in conjunction with the letter delivered to you on our behalf by Mayer Brown LLP on the date hereof, in response to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in your letter dated March 10, 2011 to Mr. Douglas Ostrich (the “Comment Letter”), in connection with the above-referenced matter. We have included below the statements and representations requested by the Staff in Comment No. 1 of the Comment Letter.
     The registration by the Issuer and its guarantor co-registrants, CPM Acquisition Corp., CPM SA, LLC, CPM Wolverine Proctor, LLC, Crown Acquisition Corp. and Crown Iron Works Company (collectively with the Issuer, the “Company”) of up to $200 million aggregate principal amount of 10 5/8% Senior Secured Notes due 2014 (the “New Notes”), in exchange (the “Exchange Offer”) for the Company’s unregistered $200 million aggregate principal amount of 10 5/8% Senior Secured Notes due 2014 (the “Unregistered Notes”) is in reliance on the position enunciated by the Securities and Exchange Commission (the “Commission”) in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).
     In connection with the Exchange Offer, the Company has not entered into any arrangement or understanding with any person to distribute the New Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any security holder using the Exchange Offer to participate in a distribution of the New Notes (1) cannot rely on the Commission’s position enunciated in Exxon

Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), or similar interpretive letters, and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     Neither the Company nor any of its affiliates have entered into any agreement or understanding with any broker-dealer to distribute the New Notes.
     The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds the Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Unregistered Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to resale transactions, without naming such broker-dealer or the amount of New Notes held by such broker-dealer) meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if an exchange offeree is a broker-dealer holding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Unregistered Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     If you have any questions or comments, please do not hesitate to contact me at (319) 464-8230 or Todd E. Bowen at Mayer Brown LLP at (212) 506-2549.
          Thank you for your attention to this matter.
Very truly yours,
CPM Holdings, Inc.
CPM Acquisition Corp.
CPM SA, LLC
CPM Wolverine Proctor, LLC
Crown Acquisition Corp.
Crown Iron Works Company

By:	/s Douglas Ostrich
	Name:	Douglas Ostrich
	Title:	Chief Financial Officer

cc:	Todd E. Bowen

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